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                                        Filed by Webvan Group, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                        Subject Company: HomeGrocer.com, Inc.
                                        Commission No. 000-29789


                      CONFERENCE CALL SCRIPT, Q2 EARNINGS

OPERATOR: Good day ladies and gentlemen, and welcome to the Webvan Group second quarter earnings call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star than zero on your touch-tone telephone. As a reminder this conference is being recorded.

     I would now like to introduce your host for today's conference, Bob Okunski, director of investor relations for Webvan. Mr. Okunski?

BOB: Thank you Sasra. Good afternoon and thank you for participating in today's conference call to discuss Webvan's second quarter results. With us today from Webvan are George Shaheen, President and CEO, and Bob Swan, Chief Financial Officer.

     Following our comments, we will open up the call to your questions.

     I would first like to caution you that during the course of today's call, management will make projections and forward-looking statements, regarding the company's operations and future financial performance. We'd like to remind you that these statements are predictions and that actual events and results may differ materially from those forward-looking statements including statements relating to our abilities to scale our business, our expansion plans, the impact of technology enhancements and relations with consumer-product companies. These statements include but not limited to risks associated with the ability of our business systems to operate at designed capacity, refinements or modifications to our business systems that may be necessary or advisable to scale these systems to design capacity insofar as the success of our system in a high order volume has yet to be proven, failure to obtain required stockholder or regulatory approvals of the merger with HomeGrocer, difficulties in raising capital, difficulties in predicting the success of our relationship with consumer-product companies and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission. We refer you to the documents the company has filed with the Securities and Exchange Commission, including the Form 10-Q for the first quarter of 2000, which identifies key risk factors and uncertainties that could cause actual results to differ materially from the projections and forward-looking statements.

And now I'd like to turn the call over to George. George, please go ahead.

GEORGE: Thank you Bob. I want to welcome all of you to Webvan's second quarter 2000 conference call. I would first like to touch on the performance highlights of quarter and then spend some time on how we are progressing against the 3 main priorities that drive our business. I will then turn the call over to Bob Swan who will get into greater detail before taking questions.


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FINANCIAL PERFORMANCE

     Revenues for the second quarter were a record $28.3 million, up from $16.8 million in the first quarter of this year. Gross margin for the quarter was 28.2 % versus 25.4% for the prior quarter and we recorded a pro-forma loss per share of $0.17. We are extremely pleased with our performance this quarter as we continued to brand Webvan as the consumer's choice for Internet shopping.

     Webvan has three main priorities that drive our business. They are proving our business plan, continuing to establish our national presence and expanding our products and service offerings. I would now like to highlight the progress we have made in each area.

PROVING OUR BUSINESS MODEL

     During the quarter, we continued to execute against our plan and our results to date reflect this. We added new strategic partners, enhanced the technology of our website, expanded our addressable market and improved the overall efficiency of our operations.

         We formed additional strategic alliances during the quarter with Kraft Foods and the Clorox Company. We currently have relationships with 11 of the top 20 CPG companies, which accounted for approximately 18% of our revenues for the quarter. Kraft Foods is Webvan's largest consumer goods products partner, accounting for over 3.5 percent of Webvan sales. Kraft will serve as category captain for numerous Webvan categories and will provide consumer marketing and trade support, as well as supply chain optimization assistance. Clorox will have category captain responsibilities for the household cleaner and bags and wraps categories.

     We also designated The Coca-Cola Company "category captain" for our beverage business, including all carbonated soft drinks, bottled waters, bottled teas and bottled juice drinks.


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As merchandising "captain" for the beverage category, Coca-Cola will help Webvan with product assortment, merchandising and marketing. We are looking forward to working with Coke and benefiting from their vast marketing expertise.

     We feel that these new strategic relationships, when combined with our existing partnerships will help us effectively acquire key target customer segments as well as to strengthen our supply chain. We believe that by leveraging these alliances, we will be able to increase our average order size, acquire new customers, improve our customer retention and increase the frequency of orders.

     Also during the quarter, we continued to expand our Webvan at Work offering which focuses on small and medium-sized business. This program allows Webvan's business customers to simplify the procurement for basic office supplies and replenishment products, such as snacks and beverages, cleaning materials, stamps and first aid goods. Webvan also offers catering services for employee's meals and business meetings. We have found that our business customers in the Bay Area have a larger average order size and order more frequently than our residential customers. We are looking forward to expanding our presence in the marketplace as we specifically target this group.

     During the quarter, we also started serving the Sacramento market on June 1st from our Oakland DC. We are pleased with our results so far and this extension allows us to access a top 30 market without the requisite capital expenditures. This is a significant benefit of our DC design and technological infrastructure and we expect to use this strategy to expand the number of markets we serve as we add additional DC's. Our next market to utilize this strategy will be the Washington DC market, served from our Baltimore facility currently scheduled to open in the fourth quarter.


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     We also continued to enhance the overall consumer shopping experience during the quarter by adding additional functions to our Website. Enhancements include the introduction of the "Tell a Friend" referral program, that rewards customers for introducing Webvan to their friends. We have also upgraded our search logic capabilities allowing customers to more easily find what they are looking for. Customers also now have the ability to utilize our "add to cart" capabilities for recipes and menu's on the site. Combining these improvements with "My Personal Market", consumers have even more reason to shop Webvan.

NATIONAL EXPANSION

     Earlier this year, we laid out expansion plans to be in 15 metropolitan markets by the end of 2001. We took numerous steps during the quarter in order achieve our national expansion goals.

     We took a major step in accomplishing this by our announced acquisition of Homegrocer. This merger combines the strengths of 2 premiere online shopping and delivery companies both with the capabilities to deliver the "last mile" of e-Commerce. We believe the combination of our companies will allow us to quickly increase our geographic coverage with less capital outlay. Additionally, we will also be able to reduce redundant operating costs, leverage the best practices of each company and concentrate our competitive focus on the `brick and mortar' competitors.

     We are acquiring HomeGrocer for three main reasons:

     Specifically, this transaction will allow us to leverage the existing market presence of both companies. As we announced, by the end of 2000, we anticipate that the combined company will be serving a total of 13 metropolitan markets from facilities in 10 of these markets. Webvan's overall markets served as a percentage of food and drug sales by 62%.


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     By merging our two rollout schedules, we will eliminate overlap in a number of metropolitan areas. Going forward, all competitive energies will be focused on developing long term, loyal customers to Webvan and its `total shopping experience'. These focused efforts will target where the majority of potential customers shop today - `brick and mortar' stores. Without the merger both stand alone companies had to expend monies to win the customer from the `brick and mortar' alternative and then they each had to spend additional monies to win the customer from the other. The total spend can now be more efficiently directed on the `brick and mortar' competitors

     This combination will enable us to improve our operational performance by achieving greater economies of scale by leveraging our current CPG and wholesaler relationships due to increased purchasing volume. We also expect to be able to improve the overall operations of the combined company by utilizing the best practices of each company and eliminating HQ redundancies.

     In addition to increasing our footprint by acquiring HOMG, we will continue with our original 2000 buildout plan leading to us being in 13 markets by the end of the year. We are excited to let you know that we will bring our compelling shopping experience to Chicago on August 1st. Our Seattle, Baltimore and Northern NJ operations are on plan to open in the fourth quarter. We also anticipate that we will open an additional 2 DC's in the first half of '01 giving us a total of 15 markets within the next 12 months.

     As you know, we began serving the greater Atlanta area on May 1st. We are very pleased with our results to date which demonstrate the ability of our model to scale in only its second market. What we have learned from our Oakland facility has allowed us to improve our ability to execute our business plan. To give you an idea: we launched we launched Atlanta with 7 day


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a week delivery. It took us 8 months to implement this in the Bay Area. We also added a second shift in Atlanta within one month of operations compared to 5 months in the Bay Area. Finally, we reached 1000 orders/day in Atlanta during the first month while it took four months in the Bay Area. As you can see, we are very pleased about our traction in the Atlanta market as we replicate our model.

     We are also still on track to bring our customer shopping experience to Chicago with a full revenue launch scheduled for August 1st. We will launch Chicago with 2 shifts and seven-day a week delivery as we build upon the improvements made in both the Bay Area and Atlanta.

     We also expanded our product and service offerings during the quarter by continuing to augment our existing business model with new products and service categories, giving customers a breadth and depth of choices. Further emphasizing our "last mile" vision, we added a new consumer electronics and entertainment category, featuring brand name personal consumer electronics, video games & accessories, best-selling DVD and VHS movies, and top-of-the-charts CDs during the quarter. We also added hundreds of new titles to its bookstore, bringing our total "last mile" offerings to 4800 SKU'S. In addition, we broadened our offering of mass transit fare and toll cards in the Bay Area.

     We also added to our list of merchandise partners during the quarter. We initiated a marketing partnership with Old Navy Clothing, a unit of GAP, Inc. Under the partnership, Webvan customers were able to purchase Old Navy's popular "4th of July 2000" t-shirts, hats, and tote bags on the Webvan site. During the five-week promotion, we are pleased to report that the program was very successful.

     We are very pleased about the performance in both the Bay area and Atlanta and are continuing to build our strong brand. Taking our pending acquisition of HOMG together with


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current rollout schedule, we are looking forward to bringing our unique shopping experience to consumers across the country. Our business continues to scale and we are adding additional products almost daily as we strive to change consumers traditional buying habits.

     With that I would like to turn the call over to our Chief Financial Officer, Bob Swan, who will review the financial and operating results for the quarter. Following Bob's comments, we will open up the call for questions. Bob?

BOB: Thanks George and good afternoon. I'd like to spend some time discussing our performance related to the priorities George just spoke about as we further leverage our infrastructure to provide the last mile of e-commerce.

     Concerning the execution of our business plan, we exceeded each one of the operational metrics we set for ourselves for the quarter. From an operational perspective, we had more than 160,000 active customers at the close of the quarter, compared with 87,000 active customers at the end of the first quarter, up approximately 84 percent as we continued to grow our business. This represents an increase of 36,000 customers in the Bay Area, up 40% from Q1 and very positive consumer reaction in Atlanta where we had 38,000 active customers in our first 2 months of operations. Atlanta's customer count is more than 4 times the number of active customers we had in the Bay Area at the same point in time. Our repeat order rate was approximately 76 percent in Q2, down from 78% last quarter, as our slight increase in the Bay Area was offset by the early ramp up in Atlanta. While Atlanta affected our overall percentage, it was 23 percentage points better than Bay Area at the same point in time.

     Our average order size during the quarter was $91.39, compared with $90.33 during the first quarter. We continued progress on Average Order size in the Bay Area as we:

     o    Expanded our non-grocery offerings


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     o    Grew our business customer base

     o    The maturing of our customer - more shop, more buy

     o And added feature enhancements to simplify the consumer shopping experience.

     In Atlanta, our average order size benefitted from the learnings in the Bay Area with our Average Order Size being 33% higher than the Bay Area at the same point in time.

     From a financial perspective, net sales for the three months ended June 30, reached $28.3 million, an increase of 74 percent over the first quarter of this year. The increase in revenue was a result of 2 factors. First, we saw continued growth in the Bay Area in customer count, frequency of purchase and average order size. We also had a positive impact on the top line by initiating service in the Sacramento market, expanding our product offerings and adding customers through our Webvan@Work initiative. Secondly, as I previously mentioned, we are extremely pleased with the results of our Atlanta launch. By leveraging the improvements in our technology platform and operational processes, we launched our Atlanta facility with more than 2 times the capacity of the Bay Area, operating 7 day a week delivery and added a second shift within the first month.

     Our gross profit was $8.0 million, a gross margin of 28.2 percent, compared with gross profit of 4.1 million and a margin of 25.4 percent in the first quarter. We continued to expand gross margin in the Bay Area as we lowered product cost, enhanced our product mix and improved operational processes designed to lower spoilage. Atlanta's off to a great start, with gross margin over 2 times better than the Bay Area at the same point in time. We see significant opportunity to improve this metric as we continue our growth in this market.

     On the expense side, sales and marketing expenses were $10 million, an increase of $1.6 million from the first quarter. This increase was designed to accelerate our customer acquisition


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ramp as we expanded the capacity of our Bay area distribution center, opened our
Atlanta facility, expanded service to Sacramento and continued to lay the ground work for building our national brand. This spend drove the 84% growth in active customers I referred to earlier. While our spend increased, our customer acquisition cost improved 35% versus the first quarter, down from $205 to $137. While Atlanta spend was focused more on acquisition and trial, our spend in Bay Area is migrating towards increasing frequency of purchase of the existing customer base. This customer acquisition cost is geared toward a target customer who spends over $5000 per year in grocery and drugs. These economics are compelling.

     Software and development expenses were $5.5 million, an increase from $5.2 million in the first quarter. These costs were focused on improving the customer shopping experience, improving supply chain capabilities and improving the operational efficiencies in the Distribution Centers.

     General and Administrative expenses were $58 million, an increase from $39 million in the first quarter. The primary drivers of this increase include higher DC operating costs for Atlanta as we went to 7 day a week delivery and added a second shift, higher pre-launch costs for Chicago and Seattle, higher Headquarter costs as we expanded to support our rollout for the second half of the year and slightly higher Bay Area costs.

     Our net loss to the quarter, excluding non-cash charges was $57.1 million or 17 cents a share, compared with a net loss in the first quarter, again excluding non-cash charges, of $39 million or 12 cents per share.

     Our balance sheet remains very strong. As of June 30, cash and marketable securities were $410 million with virtually no debt. We reduced our working capital in the distribution center by approximately $200,000 during the quarter, while growing the business 74%, leaving us


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with a negative working capital position of $1.1 million. The biggest lever in this quarter is our continued progress on inventory turns, up 1 point versus the first quarter to 26 turns. Atlanta also benefited from for improvements with turns greater than 2 times the Bay Area at the same point in time.

     Finally our total head count at the close of the quarter was slightly over 2500, compared with 1564 at the end of the first quarter.

     Looking forward, we expect a 60 to 65% percent growth in revenue in Q3 over Q2 revenue, based on the continuing growth in the Bay area, the accelerating roll out in Atlanta and our launch of Chicago on August 1st.

     We anticipate the gross margin for Q3 will be 26% versus 28.3% in Q2 as new DC's become a larger slice of our revenue pie. We also expect out pro-forma loss per share for Q3 to be in the range of 20 to 21 cents per share.

     I would now like to spend some time addressing three of the most frequently asked questions concerning our business plan going forward:

     o    Oakland break-even in the fifth quarter of operations

     o    Our cash position

     o    Guidance on our HOMG acquisition

     Our business model is based on our standard area model of a distribution center breaking even, excluding sales and marketing costs, in the fifth quarter of operation. Our initial facility in Oakland is currently in its fifth quarter of operation. We continue to be focused on achieving this goal, recognizing that we still have work left to do. We need to make progress on order size, orders per day and deliveries per hour, but we have the plans in place to achieve these goals this quarter. More importantly, we've been able to use Oakland to improve our platform and


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processes which will enable us to leverage our technology when we enter new markets. Atlanta is a perfect example of this. We reached our milestone's much quicker than in the Bay Area. Let me recap our Atlanta performance in its early stages on a few key milestones:

     o    Customers 4 times that of the Bay Area at the same point in time

     o    Average order size Up 33% vs. Bay

     o Capacity at Launch, GM % and Inventory turns - more than 2 times Bay at the same point in time

     o Also, our customer service levels, including on-time performance and incomplete orders, are a tremendous improvement over where we were in the Bay Area at the same point in time.

     We are looking forward to using the combined learnings of Oakland and Atlanta as we launch Chicago on August 1st in addition to applying these improvements for Seattle, Baltimore and Northern NJ in Q4.

     Cash Position. As I previously mentioned, we had a significant cash position of $410 million at the end of Q2. We will use this cash to fund operations and open additional DC's in Chicago, Seattle, Northern NJ and Baltimore. We anticipate, with this 2000 rollout plan, we would need additional capital by the second or third quarter of 2001. On more aggressive, yet unproven assumptions, we could potentially avoid having to access the capital markets and fund our operations. Recently, we announced with the acquisition of HomeGrocer, that our plans were to serve 15 markets, requiring the addition of 2 distribution centers in mid-2001. Based on this buildout plan, we anticipate we will have to return to the capital markets for approximately $250-300 million to fund our operations and additional capital requirements through 2001. As we have


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indicated in the past, we intend to pursue financing strategies to support additional facilities and operating losses.

HomeGrocer. We are pleased with the progress we have made so far concerning the acquisition of HomeGrocer and have identified a number of areas where we can improve the operations of both companies. As we previously disclosed, pending the closing of the transaction in late third quarter/ early fourth quarter, we anticipate that the combined company will generate revenues between $300-325 million for this year and $1.1-1.2 billion in 2001. We believe that our combined gross margin for 2000 will be approximately 27% with a 400 basis point improvement for 2001. This is a 20% improvement in gross profit per share for 2001 compared with Webvan on a stand-alone basis. Operationally, we anticipate that we will see a 500-600 basis point improvement in our operating losses in 2001 versus Webvan on a stand alone basis. We will provide additional guidance at the appropriate time.

     In summary, we feel great about the progress we've made on each of the financial and operating metrics we use to evaluate our business and feel confident in the customer response to the service we provide. Our performance this quarter is another successful step in the process of changing consumer behavior. The combination of our expansion plans and the acquisition of HomeGrocer, new product offerings and technological improvements will enable us to further penetrate a rapidly growing market as we look to improve the overall shopping experience for our customers.

We will now open the call up for questions. Thank you.
                                     ---
THE FOREGOING COMMUNICATION IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OF SALES OF SECURITIES. SHAREHOLDERS OF HOMEGROCER.COM, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY WEBVAN GROUP, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBVAN GROUP, INC. AND HOMEGROCER.COM, INC. THROUGH THE CONTACTS LISTED BELOW. COPIES OF THE DOCUMENT FILED HEREWITH MAY BE OBTAINED FROM THE CONTACT AT WEBVAN GROUP, INC. LISTED BELOW.


CONTACTS:

Bob Okunski
Webvan Group, Inc.
650.627.3944

Dan Lee
HomeGrocer.com
425.201.7848